UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-39977

Baosheng Media Group Holdings Limited

East Floor 5

Building No. 8, Xishanhui

Shijingshan District, Beijing 100041

People’s Republic of China

+86-010-82088021

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into Securities Purchase Agreement Amendement with an Investor

As disclosed previously, on December 13, 2023, Baosheng Media Group Holdings Limited., a Cayman Islands exempted company (the “Company”) entered into a securities purchase agreement (the “Original Purchase Agreement”) with an investor (the “Investor”) in which the Company agreed to issue and sell to the Investor Convertible Promissory Notes (as defined in the Original Purchase Agreement) with an aggregate principal amount of not more than US$42,000,000 in a series of transactions, and the Investor agreed to subscribe for and purchase Convertible Promissory Notes from the Company for an aggregate purchase price of not more than US$42,000,000 in a series of transactions.

On December 13, 2023, the Company and the Investor executed an amendment (the “Amendment”) to the Original Purchase Agreement. Pursuant to the Amendment, the parties mutually agreed to revise the conversion floor price of the Convertible Promissory Notes from $0.10 per share to $0.80 per share. The form of Convertible Promissory Note was also amended accordingly.

The form of the Amendment and the form of the amended Convertible Promissory Note are filed as Exhibits 4.1 and 10.1 to this Current Report on Form 6-K, respectively; and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms of the Amendment and the amended Convertible Promissory Note and does not purport to be a complete description of the rights and obligations of the parties thereunder and are qualified in their entirety by reference to such exhibits.

EXHIBIT INDEX

Number	Description of Exhibit
4.1	Form of the Amended Convertible Promissory Note
10.1	Form of the Amendement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

Date: December 18, 2023	By:	/s/ Shasha Mi
	Name:	Shasha Mi
	Title:	Chief Executive Officer